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                                                                 Exhibit (a)(10)



                  A few weeks ago, the Company sent you a packet providing details about the Company's offer to purchase your stock options in exchange for a cash payment as described in the offer materials. This is a reminder that your election form to tender your options is due as soon as possible, and by February 12 at the latest. It is only necessary to sign the page where your options are listed. If you have already tendered your options, you need not take any further action. The withdrawal form is to be completed if you should elect to withdraw your tender, which would have to be done prior to the expiration of the offer in order to be effective.

                  Supplemental offer materials are being filed with the Securities and Exchange Commission today. We encourage you to review these materials, which you can access on the Company's website at www.sct.com and clicking "Investors," then "SEC filings," then "Additional SEC Filings on Nasdaq.com," and then "Schedule TO-I/A" filed on February 4, 2004.

                  Your completed form should be returned to my attention at 4 Country View Road, Malvern, PA 19355, or it can be faxed to 610-578-7411 (an original is preferable). If you decide to hand-deliver it, I am located in Building 2 on the 3rd Floor.

                  The Board of Directors has recommended that you elect to tender your options in the offer.

                  Please feel free to call if you have any questions.

                                                       Mary Ellen Roth
                                                       Treasury Assistant
                                                       SCT
                                                       610-578-5206
                                                       610-578-7411 fax
                                                       meroth@sct.com